SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ______ to _______

Commission file number 1-32630

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fidelity National Financial Group 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fidelity National Financial, Inc.,
601 Riverside Ave.,
Jacksonville, FL 32204

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

EXHIBIT 23, Consent of Independent Registered Public Accounting Firm

i

Report of Independent Registered Public Accounting Firm

The Participants and the Administrative Committee of
Fidelity National Financial Group 401(k) Profit Sharing Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP
Atlanta, Georgia
June 27, 2016

ii

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments:
Cash and cash equivalents	$541,147	$413,943
Common/collective trust funds, at contract value	464,940,606	458,846,425
Corporate bond funds, at fair value	120,650,478	115,977,254
Mutual funds, at fair value	838,230,321	802,786,787
Common stock, at fair value	3,040,514	—
Employer common stock, at fair value	195,698,515	215,498,152
Total investments	1,623,101,581	1,593,522,561
Receivables:
Notes receivable from participants	44,074,129	42,127,296
Due from broker for securities sold	1,319,607	1,869,921
Total receivables	45,393,736	43,997,217
Total assets	1,668,495,317	1,637,519,778
Liabilities:
Due to broker for securities purchased	2,425,011	2,754,015
Total liabilities	2,425,011	2,754,015
Net assets available for benefits	$1,666,070,306	$1,634,765,763

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2015	2014
Investment income:
Net (depreciation) appreciation in investments	$(5,433,879)	$99,021,697
Interest	243,496	97,561
Dividends	25,684,755	20,172,306
Investment income, net	20,494,372	119,291,564
Interest income on notes receivable from participants	1,804,411	1,540,017
Contributions, including rollover contributions:
Participant	114,469,165	101,823,532
Employer	27,763,509	25,648,695
Total contributions	142,232,674	127,472,227
	164,531,457	248,303,808
Deductions from net assets attributed to:
Benefits paid to participants	135,126,833	131,917,551
Administrative expenses	1,894,112	1,950,590
Total deductions	137,020,945	133,868,141
Net increase before transfers in of net assets from merged plans	27,510,512	114,435,667
Transfers in of net assets from merged plans	3,794,031	309,496,249
Net increase	31,304,543	423,931,916
Net assets available for benefits:
Beginning of year	1,634,765,763	1,210,833,847
End of year	$1,666,070,306	$1,634,765,763

See accompanying notes to financial statements.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(1) Description of the Plan
The following description of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
(a) General
The Plan is a defined contribution plan covering all employees of Fidelity National Financial, Inc. (FNF, the Company or we) and its Affiliated and Related Companies, who have attained age 18, have completed 90 days of service, and have elected to participate in the Plan. Affiliated Companies are defined as members of a controlled group of corporations or other entities that are under common control. Related Companies, while related, are not considered members of a controlled group of corporations or other entities that are under common control. Temporary, seasonal and part-time employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code (IRC), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC.
(b) Administration
During 2015 and 2014, the trustee of the Plan was Wells Fargo Bank, NA (Wells Fargo). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Administrative Committee of the FNF Board of Directors oversees the Plan's operations.
(c) Plan Mergers
Participant loans totaling $144,680 and $8,196,120 were transferred into the Plan in 2015 and 2014, respectively. There were transfers of net assets, excluding participant loans, of $3,649,351 and $301,300,129 into the Plan during 2015 and 2014.
(d) Contributions
During 2015 and 2014, participants could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. Participants direct the investment of their contributions into various investment options offered by the Plan. At December 31, 2015, the Plan offered nineteen common /collective trust funds, six corporate bond funds, fourteen mutual funds, three common stock funds which invest solely in Company stock, one common stock fund which invests in an outside company and eighteen funds that are part of the Target My Retirement® investment program (see Note 2d for further discussion on the Target My Retirement® investment program) as investment options for participants. Beginning in 2012, the Plan initiated an employer match on the 401(k) plan whereby the Company will match $0.25 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. Effective April 1, 2013, the Company increased the employer match from $0.25 to $0.375 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. The employer match for the year ending December 31, 2015 and 2014 was $27,763,509 and $25,648,695, respectively. Prior to July 1, 2014, the employer match was automatically credited to the FNF Stock Fund, in the Plan. Beginning July 1, 2014, the employer match was allocated to participants based on their chosen asset allocation. At the option of the Company's board of directors discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the Plan years ended December 31, 2015 and 2014. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service.
(e) Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's contribution as applicable, and an allocation of plan earnings and charged with an allocation of plan losses, if any.
Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(f) Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested Percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years or more	100%
(g) Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates range from 3.25% to 10.25% on loans outstanding as of December 31, 2015 and 2014. Principal and interest is paid ratably through payroll deductions.
(h) Payment of Benefits
Upon retirement, termination of service, disability, or the attainment of age 59 1/2, a participant may receive all or part of the value of the participant's vested interest in his or her account as a lump-sum distribution. Upon death of a participant, the balance of the participant's vested interest in his or her account will be distributed in a lump sum to the participant's beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the plan document.
(i) Forfeited Accounts
At December 31, 2015 and 2014, forfeited nonvested accounts totaled $775,582 and $1,024,333, respectively. Forfeitures may be allocated to current participants' accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the plan sponsor, or reduce future Company contributions. During the years ended December 31, 2015 and 2014, $785,757 and $2,173,466, respectively, of forfeitures were used by the Plan.
(j) Administrative Expenses
Administrative expenses of the Plan that are not paid by the plan sponsor are paid by the Plan.

(2) Summary of Significant Accounting Policies
(a) Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(b) Risk and Uncertainties
The Plan provides for various investment options in common/collective trust funds, corporate bond funds, mutual funds, and common stock. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect the participants' account balances and the amounts reported in the financial statements.
(c) Concentration of Investments
Included in the Plan's net assets available for benefits at December 31, 2015 and 2014 are investments in the Company's common stock (15,248,274 shares) amounting to $195,698,515, or approximately 11.7% of net assets, and (16,330,897 shares) amounting

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2015 and 2014

to $215,498,152, or approximately 13.1% of net assets, respectively. As of December 31, 2015 this includes common stock funds in Fidelity National Financial, Inc. (NYSE: FNF and NYSE: FNFV) as well as a common stock fund in our subsidiary Black Knight Financial Services, Inc. (NYSE: BKFS).
(d) Investment Valuation and Income Recognition
Except for the common collective trust described below, the Plan's investments are stated at fair value. Shares of mutual funds and corporate bond funds are valued at the net asset value of shares held by the Plan at year-end. The common/collective trust fund investments are valued based on their contract value. Contract value of fully benefit-responsive contracts is equal to principal balance plus accrued interest. Common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N, is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Stable Return Fund N at contract value. See Note 2(g) below for further discussion on the change in accounting for this investment in the current year. Contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Certain events limit the ability of the FNF Plan to transact at contract value with the issuer. Such events include the following: (1) the FNF Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with FNF Plan for employee contributions, (3) any substantive modification of the Stable Return Fund N or the administration of the Stable Return Fund N that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the FNF Plan that could have a material adverse effect on the Stable Return Fund N's cash flow, (5) any communication given to participants by the Committee or Wells Fargo that is designed to induce or influence participants to avoid investing in the Stable Return Fund or to transfer assets out of the Stable Return Fund N, and (6) any transfer of assets from the Stable Return Fund N directly to a competing investment option. The occurrence of any of these events which would limit the FNF Plan's ability to transact at contract value with participants is not probable.
Other than reporting fully benefit responsive common collective trust at contract value, there have been no other changes in the valuation methodologies used at December 31, 2015 and 2014.
Participants also have the option to invest in the Target My Retirement® investment program. This investment plan is managed by Wells Fargo, using a broad range of common collective trust funds and two mutual funds. As of December 31, 2015 and 2014, the Plan had $15,395,438 and $13,860,576, respectively, invested in this investment program.
(e) Notes Receivable from Participants
Notes receivable from participants are recorded at amortized cost.
(f) Payment of Benefits
Benefits are recorded when paid.
(g) Reclassifications
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016, with early application permitted. We have adopted ASU 2015-12 for the current year ending December 31, 2015 and retrospectively applied the standard to the year ending December 31, 2014. As a result, Common/collective trusts on the Statement of Net Assets Available for Benefits as of December 31, 2014 decreased $3,207,270 and Adjustments to fair value from contract value for fully benefit-responsive investment contracts has been removed from the Statement of Net Assets Available for Benefits as of December 31, 2014. The change had no effect on net assets available for benefits. The adoption had no effect on beginning net assets or the Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2014.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(3) Fair Value Measurements
The fair value hierarchy established by the standard on fair value measurements includes three levels which are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. In accordance with the standard on fair value, the Plan's financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access.
Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3. Financial assets and liabilities whose values are based on model inputs that are unobservable.
The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014, respectively:

December 31, 2015
Level 1
Cash and cash equivalents	$541,147
Corporate bond funds	120,650,478
Mutual funds	838,230,321
Common stock	3,040,514
Employer common stock	195,698,515
Total investments, at fair value	$1,158,160,975
Common/collective trust funds, at contract value	464,940,606
Total investments	$1,623,101,581

December 31, 2014
Level 1
Cash and cash equivalents	$413,943
Corporate bond fund	115,977,254
Mutual funds	802,786,787
Employer common stock	215,498,152
Total investments, at fair value	$1,134,676,136
Common/collective trust funds, at contract value	458,846,425
Total investments	$1,593,522,561
The Plan's level 1 fair value measures are provided by a third-party pricing service, which management believes to be reasonable. This pricing service is a leading global provider of financial market data, analytics and related services to financial institutions. See Note 2(d) for a description of the fair value measures used for each type of investment.
The Plan has no assets or liabilities measured at fair value which are categorized as level 2 or level 3.
The Common/collective trust funds shown above are at contract value. The Common/collective trust funds do not have finite lives, unfunded commitments relating to these type of investments, or significant restrictions on redemptions.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(4) Investments
As stated in Note 2(d), the Plan is invested in common collective trust funds all of which are managed by Wells Fargo Bank, N.A. The Stable Return Fund N, which is deemed to be fully benefit-responsive, is stated at contract value on the Statements of Net Assets Available for Benefits. The contract value of the fund as of December 31, 2015 and 2014, which is a component of net assets available for benefits, totaled $231,755,812 and $230,886,463, respectively. During 2015 and 2014, this fund yielded approximately 1.83% and 1.40%, respectively. The primary investment strategy of the fund is to preserve the principal and maintain adequate liquidity. The S&P 500 Index Fund is an index fund with a primary investment strategy of approximating as closely as practicable the total return of the Standard and Poor's 500 Index. The S&P MidCap Fund is a collective investment fund with a primary investment strategy to approximate as closely as practicable the total return of the S&P 400 MidCap Index. The International Equity Fund is a collective investment fund with a primary investment strategy of long-term capital appreciation by investing principally in equity securities of companies based primarily in developed foreign countries and also in emerging markets. In addition to these common collective trust funds, the Plan participants may also choose to invest in the Target My Retirement® investment program, see Note 2(d) for further discussion about Target My Retirement®.
Dividends on FNF common stock totaled $4,095,674 and $3,960,321 in 2015 and 2014, respectively.

(5) Nonparticipant-Directed Investments
At December 31, 2015 and 2014, the Plan held $499,759 and $370,782, respectively, in cash and cash equivalents that were nonparticipant-directed. In each case, the nonparticipant-directed amounts were allocated to plan participants subsequent to year-end.
Components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2015	2014
Beginning balance	$370,782	$162,563
Interest	46	31
Dividends	336,239	327,032
Administrative expenses	(324,934)	(118,844)
Transfers from participant-directed investments	117,626	—
Ending balance	$499,759	$370,782

(6) Transactions with Parties-in-Interest
Certain plan investments are shares of common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As described in Notes 2(c) and 4, Plan investments also include shares of the common stock of the Company.

(7) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions as applicable.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2015 and 2014

(8) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was amended July 20, 2015 and is no longer intended to qualify as a stock bonus plan satisfying the requirements of an employee stock ownership plan within the meaning of section 4975(e)(7) of the IRC. The plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
It is the Plan's policy to recognize the impact of uncertain tax positions in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the Plan. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

EIN:     16-1725106
Plan No. 001

Identity of issuer, borrower, lessor, or similar party	Description of Investment
		Shares/units	Cost	Current value
	Cash and cash equivalents:
* Wells Fargo	Wells Fargo Advantage Cash Investment Money Market	499,759	$499,759	$499,759
	Common/collective trust funds:
* Wells Fargo	Wells Fargo Stable Return Fund	60,384	**	768,581
* Wells Fargo	Wells Fargo Core Bond CIT	148,339	**	1,936,766
* Wells Fargo	Wells Fargo Stable Return Fund N	4,423,581	**	231,755,812
* Wells Fargo	Wells Fargo Stable Return Fund N35	1	**	1
* Wells Fargo	Wells Fargo International Bond CIT	103,972	**	882,480
* Wells Fargo	Wells Fargo T. Rowe Price Institutional LCG MGD CIT	65,346	**	1,132,151
* Wells Fargo	Wells Fargo T. Rowe Price Institutional EQ INC MGD CIT	84,977	**	966,761
* Wells Fargo	Wells Fargo BlackRock International EQ Index CIT N	1,919,604	**	30,958,613
* Wells Fargo	Wells Fargo BlackRock International EQ Index CIT TR	47,781	**	444,646
* Wells Fargo	Wells Fargo BlackRock S&P MC Index CIT N	1,667,732	**	54,889,551
* Wells Fargo	Wells Fargo BlackRock S&P MC Index CIT TR	31,660	**	322,244
* Wells Fargo	Wells Fargo BlackRock S&P 500 Index CIT N	1,664,743	**	133,514,693
* Wells Fargo	Wells Fargo BlackRock S&P 500 Index CIT TR	82,334	**	860,301
* Wells Fargo	Wells Fargo BlackRock Russell 2000 Index CIT	12,496	**	127,563
* Wells Fargo	Wells Fargo BlackRock US Aggregate Bond Index CIT	97,667	**	995,475
* Wells Fargo	Wells Fargo / Causeway INTL Value CIT	81,890	**	871,615
* Wells Fargo	Wells Fargo / Dodge & Cox Intermediate Bond CIT	141,537	**	1,387,454
* Wells Fargo	Wells Fargo MFS Value CIT	151,616	**	2,305,258
* Wells Fargo	Wells Fargo Multi-Manager Small Cap CIT	54,798	**	820,641
	Corporate bond funds:
Vanguard	Vanguard Intermediate Term Bond Fund	4,316,656	**	48,605,545
Legg Mason	Legg Mason BW Global Opportunities Bond Fund	1,050,955	**	10,246,816
The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund	3,892,606	**	51,732,738
JP Morgan	JP Morgan High Yield Fund	1,241,502	**	8,491,877
PIMCO	PIMCO High Yield Institutional Fund	41,828	**	850,246
PIMCO	PIMCO Real Return Institutional Fund	52,009	**	723,256
	Mutual funds:
Harbor Funds	Harbor Capital Appreciation Institutional Fund	2,539,526	**	154,428,585
Harbor Funds	Harbor International Institutional Fund	539,770	**	32,078,540
Baron	Baron Small Cap Fund	1,564,543	**	45,011,916
Acadian	Emerging Market Equity Fund	58,379	**	463,136

FIDELITY NATIONAL FINANCIAL GROUP
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - continued

December 31, 2015

Identity of issuer, borrower, lessor, or similar party	Description of Investment	Shares/units	Cost	Current value

	Mutual funds (continued):
Oppenheimer	Oppenheimer International Growth Fund Class Y	988,320	**	35,470,809
Invesco	Invesco Global RE	775,874	**	9,737,220
The Dreyfus Corporation	Dreyfus Small Cap Index Fund	1,468,909	**	37,427,803
Invesco	Invesco Van Kampen Comstock Fund	3,174,254	**	68,786,090
Prudential	Jenn Natural RE	150,696	**	4,386,771
Vanguard	Vanguard Wellington Fund	6,421,197	**	408,002,875
Lazard	Emerging Markets Portfolio	229,886	**	3,089,667
JP Morgan	JP Morgan Midcap Value	1,114,485	**	37,859,051
Harbor	Harbor International Institutional Fund	83,360	**	993,507
Northern Trust	Northern Global Real Estate Index	49,104	**	494,351
	Common stock:
JAX	J. Alexander's, Inc.	84,977	**	3,040,514
	Employer common stock:
* FNF	Fidelity National Financial, Inc.	11,427,853	**	176,124,381
* FNFV	Fidelity National Financial Ventures	3,640,776	**	18,078,342
* BKFS	Black Knight Financial Services, Inc.	179,645	**	1,495,792
*** Participant loans	Participant loans, various maturities, interest rates 3.25% - 10.25%, balances collateralized by participant account, a total of 7,179 loans are outstanding with maturity dates from one to ten years			44,074,129
				$1,667,134,322
___________

*	Party in interest.
** Cost information has not been included because investments are participant directed.
*** The accompanying financial statements classify participant loans as notes receivable from participants

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Fidelity National Financial Group 401(k) Profit Sharing Plan

Date:	June 27, 2016	/s/ Karen Harper
Karen Harper
Trustee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Dixon Hughes Goodman LLP